December 17, 2019

Liangjian Peng
Chief Executive Officer
Hypertension Diagnostics, Inc.
550 Highway 7 East, Unit 316
Minneapolis, MN 55402

       Re: Hypertension Diagnostics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed September 18, 2019
           File No. 000-24635

Dear Mr. Peng:

         Our initial review of your Form 10-K for the year ended December 31, 2018 indicates that it fails in numerous material respects to comply with the requirements of the Securities
Exchange Act of 1934, the rules and regulations thereunder and the requirements of Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2018

General

1. Please amend your filing to include the information required by Parts I through IV of
      Form 10-K. For example:

           You have not provided a description of your business or any risk factors as required by Items 1 and 1A of Part I.
           You have not provided management's discussion and analysis of financial condition and results of operations as required by Item 7 of Part II.
           While you have included certain financial statements, they have not been audited by a
           PCAOB-registered firm and do not comply with Item 8 of Part II. Furthermore, they do not comply with Article 8 of Regulation S-X.
           You have provided Item 9A. of Form 10-K but fail to comply with its requirements, including the following:
             o You failed to provide a conclusion as to the effectiveness of disclosure controls and procedures and internal control over financial reporting as required by Items
                307 and 308 of Regulation S-K.
             o You list Liangjian Peng as your Chief Executive Officer who also signed your
                Form 10-K. However, Item 9A. Controls and Procedures discloses that Kenneth
                Brimmer is your CEO. It is unclear how Kenneth Brimmer is still affiliated
 Liangjian Peng
Hypertension Diagnostics, Inc.
December 17, 2019
Page 2

                  with your company and why he is referenced in your filing.
              You did not provide the certifications required by Sections 302 and 906 of the
              Sarbanes-Oxley Act of 2002.

         Similarly, you should amend your Form 10-K for the year ended December 31, 2017 and your quarterly reports for each of the quarters ended 2019 to comply with the requirements of each form. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response to this comment, we may have additional comments.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Brian Cascio,
Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameLiangjian Peng                              Sincerely,
Comapany NameHypertension Diagnostics, Inc.
                                                              Division of
Corporation Finance
December 17, 2019 Page 2                                      Office of Life
Sciences
FirstName LastName